[redacted]

*AB 3/21

UNITE
SECURITIES AND EX
Washingtc

11018404

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC
Mail Processing
Section
MAR 15 2011
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merriman Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 9th Floor
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Thrift 415-248-5640 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - if individual, state last, first, middle name)

600 California Street, Suite 1300 (Address), San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, **Jack Thrift**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Merriman Capital, Inc.**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

MERRIMAN CAPITAL, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MERRIMAN CAPITAL, INC.
(a wholly owned subsidiary of Merriman Holdings, Inc.)

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Merriman Capital, Inc.

We have audited the accompanying statement of financial condition of Merriman Capital, Inc. (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merriman Capital, Inc. at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Francisco, California
March 14, 2011

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

MERRIMAN CAPITAL, INC.
(a wholly owned subsidiary of Merriman Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$ 4,786,718
Securities owned:	
Marketable, at fair value	2,401,722
Nonmarketable, at estimated fair value	2,698,793
Restricted cash	250,000
Due from clearing broker	34,072
Accounts receivable, net	1,244,374
Receivable from parent	83,185
Equipment and fixtures, net	136,706
Prepaid expenses and other assets	301,512
Total assets	$ 11,937,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 298,945
Commissions and bonus payable	3,240,021
Accrued expenses	1,508,629
Due to clearing broker	1,590
Deferred revenue	175,712
Capital lease obligations	120,453
Subordinated borrowing from parent	1,000,000
Total liabilities	6,345,350
Stockholder's equity:	
Common stock, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	18,593,825
Accumulated deficit	(13,037,093)
Total stockholder's equity	5,591,732
Total liabilities and stockholder's equity	$ 11,937,082

The accompanying notes are an integral part of this financial statement.

MERRIMAN CAPITAL, INC.
(a wholly owned subsidiary of Merriman Holdings, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Description of Business

Merriman Capital, Inc. (the "Company" or "MCI"), formerly known as Merriman Curhan Ford & Co., is an investment bank and securities broker-dealer focused on fast growing companies and institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Merriman Holdings, Inc. (the Parent) (NASDAQ:MERR), formerly known as Merriman Curhan Ford Group, Inc. The Company's corporate office is located in San Francisco, California.

In August 2010, the Company changed its name to Merriman Capital, Inc.

Institutional Cash Distributors (ICD) was a division of the Company which brokers money market funds serving the short-term investing needs of corporate finance departments at companies throughout the United States and Europe. In January 2009, the Company sold the primary assets related to ICD operations to a group of investors which included some of our employees. The Company determined that the criteria for discontinued operations under the guidance found in Accounting Standards Codification (ASC) Topic 205, "Discontinued Operations" (ASC 205), were met in 2010.

The Company incurred substantial losses and negative cash flows from operations in 2010 and 2009. The Company had net losses of $2,299,000 and $7,968,000 in 2010 and 2009, respectively, and operating cash flows of $246,000 in 2010 and negative operating cash flows $8,463,000 in 2009. As of December 31, 2010, the Company had a retained deficit of $13,037,000. While the Company believes its current funds will be sufficient to enable it to meet its planned expenditures through at least January 1, 2012, if anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financing sources. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Basis and Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

For the purpose of presentation, dollar amounts displayed in these Notes to Financial Statements are rounded to the nearest thousand.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

Continued

2. Summary of Significant Accounting Policies, continued

Restricted Cash

Restricted cash as of December 31, 2010 included cash and cash equivalents on deposit with the Company's clearing organization.

Due From/To Clearing Broker

The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

Securities Owned

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized gains or losses recognized in principal transactions in the statement of operations. The securities owned are classified as either "Marketable" or "Nonmarketable." Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement. Non-marketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, due from clearing broker, accounts receivable, receivable from parent, accounts payable, commissions and bonus payable, accrued expenses, due to clearing broker, and subordinated borrowing from parent, approximate their fair values.

Fair Value Measurement–Definition and Hierarchy

The Company adopted the provisions of the ASC Topic 820, "Fair Value Measurements" (ASC 820), effective January 1, 2008. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Continued

2. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement–Definition and Hierarchy, continued

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1–Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

Level 2–Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which there are market-based implied volatilities, unregistered common stock and thinly traded common stock.

Level 3–Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets carried at fair value and included in this category include stock warrants for which market-based implied volatilities are not available. The valuation of these securities may require management's estimates of some or all of the inputs, including volatilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 3.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, the age of the receivable balance, and general economic conditions that may affect a client's ability to pay. As of December 31, 2010, the allowance for doubtful accounts was $436,000.

Continued

2. Summary of Significant Accounting Policies, continued

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization, including amortization of capital leases, are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

Deferred Revenue

The Company provides OTCQX Advisory Services, in the form of assistance to its clients in listing on OTCQX, a tier of Pink Sheets, along with other services that facilitate their access to institutional capital markets.

Deferred revenue mainly represents customer billings made in advance for due diligence services and for providing contracted annual support services as the issuer's Principal American Liaison (PAL) if a non-U.S. company, or a Designated Advisor for Disclosure (DAD), if a U.S. company. Revenue for due diligence work is recognized at its completion, typically a three-month period from the start of engagement. Revenue for advisory services is recognized on a monthly basis in the period after due diligence is completed and before the end of the engagement term.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal and state income taxes are calculated as if the Company filed a return on a separate basis. The amount of current and deferred taxes payable or refundable is recognized in accordance with currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The net current and deferred tax asset or liability is settled through the intercompany account with the Parent.

Concentrations

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2010, the Company held concentrated positions in two securities with a total fair value in the amount of $3,563,000. The prices of these securities are highly volatile.

As of December 31, 2010, the Company held concentrated positions in accounts receivable with three clients, each of which exceeded 10% of total accounts receivable.

Continued

2. Summary of Significant Accounting Policies, continued

Newly Issued Accounting Standards

In July 2010, the FASB issued ASU No. 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASU 2010-20). The objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. Under ASU 2010-20, an entity is required to provide disclosures so that financial statement users can evaluate the nature of the credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed to arrive at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 is applicable to all entities, both public and non-public and is effective for interim and annual reporting periods ending on or after December 15, 2010. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. However, comparative disclosures are required to be disclosed for those reporting periods ending after initial adoption. In January 2011, the FASB issued ASU No. 2011-01, "Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20" (ASU 2011-01) which temporarily delays the effective date of the disclosures about troubled debt restructurings required by ASU 2010-20, which is not expected to be effective for interim and annual periods ending after June 15, 2011. The adoption of this new guidance is not expected to have an impact on our financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, "Fair Value Measurements Disclosures," which amends ASC Subtopic 820-10 to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update required (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and required disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The guidance became effective for the Company with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 1, 2011, with early adoption permitted. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. Effective April 1, 2010, the Company early adopted the guidance in ASU 2010-06 related to the disclosure on the roll forward activities for Level 3 fair value measurements. Other than requiring additional disclosures, the adoption of this new guidance did not have an impact on our financial statements. (See Note 3 - Fair Value of Assets and Liabilities.)

3. Fair Value of Assets and Liabilities

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities Owned

Corporate Equities

Corporate equities are comprised primarily of exchange-traded equity securities which the Company takes selective proprietary positions in based on its expectations of future market movements and conditions.

Also, as compensation for investment banking services, the Company frequently receives common stock of the client as an additional compensation to cash fees. The common stock is typically issued prior to a registration statement is effective. The Company classifies these securities as "not-readily marketable securities" as they are restricted stock and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements to qualify under the exemption to the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period. Once a registration statement covering the securities is declared effective by the SEC or the securities have satisfied the Rule 144 requirements, the Company classifies them as "marketable securities."

Typically, the common stock is traded on a national exchange and most are classified as Level 1 securities. Fair value is based on observed closing stock price at the measurement date.

Certain securities are traded infrequently and therefore do not have observable prices based on actively traded markets. These securities are classified as Level 3 securities, if pricing inputs or adjustments are both significant to the fair value measurement and unobservable. The Company determines the fair value of infrequently traded securities using the observed closing price at measurement date, discounted for the put option value calculated through the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include interest rate, stock volatility, expected term and market price of the underlying stock. As of December 31, 2010, the fair value of this type of securities included in securities owned in the statement of financial condition is $58,000. Had these securities been valued using observed closing prices, the total value of the securities would have been $75,000.

Stock Warrants

Also as partial compensation for investment banking services, the Company may receive stock warrants issued by the client. Stock warrants provide their holders with the right to purchase equity in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered to be marketable. If the underlying stock is restricted, subject to a registration statement or to satisfy the requirements for a Rule 144 exemption, the warrants are considered to be non-marketable. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

Continued

3. Fair Value of Assets and Liabilities, continued

Securities Owned, continued

Stock Warrants, continued

The fair value of the stock warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include interest rate, stock volatility, expected term and market price of the underlying stock. As these require significant management assumptions, they are classified as Level 3 securities.

Underwriters' Purchase Options

The Company may receive partial compensation for its investment banking services also in the form underwriters' purchase options (UPOs). UPOs grant the holder the right to purchase a "bundle" of securities, including common stock and warrants to purchase common stock. The Company occasionally receives UPOs in connection with its underwriting activities. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of a UPO is determined using the Black-Scholes model or similar technique, applied in two stages. The first stage is to determine the value of the warrants contained within the "bundle" which is then added to the fair value of the stock within the bundle. Once the fair value of the underlying "bundle" is established, the Black-Scholes model is used again to estimate a value for the UPO. The fair value of the "bundle" as estimated by Black-Scholes in the first stage is used instead of the price of the underlying stock as one of the inputs in the second stage of the Black-Scholes. The use of the valuation techniques requires significant management assumptions and therefore UPOs are classified as Level 3 securities.

Preferred Stock

Preferred stock represents preferred equity in companies. The preferred stock owned by the Company is generally convertible at the Company's discretion. For these securities, the Company uses the exchange-quoted price of the common stock equivalents to value the securities. They are classified within Level 2 or Level 3 of the fair value hierarchy depending on the availability of an observable stock price on actively traded markets.

Continued

3. Fair Value of Assets and Liabilities, continued

Summary

In accordance with ASC 820, assets measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets–Securities Owned:				
Corporate equities	$ 1,199,101	$ -	$ 57,797	$ 1,256,898
Stock warrants	-	-	2,324,901	2,324,901
Underwriters' purchase options	-	-	1,518,465	1,518,465
Preferred stock	-	-	251	251
	$ 1,199,101	$ -	$ 3,901,414	$ 5,100,515

Of the total securities owned, $1,217,000 of corporate equities and preferred stock, and $1,185,000 of stock warrants and underwriters' purchase options whose underlying stock is freely traded are considered to be marketable.

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2010:

	Corporate Equities	Stock Warrants	Underwriters' Purchase Option	Preferred Stock	Total
Balance at December 31, 2009	$ 21,731	$ 1,575,481	$ -	$ -	$ 1,597,212
Purchases or receipts (a)	96,890	316,184	956,707	-	1,369,781
Sales or exercises	(21,731)	(409,528)	-	-	(431,259)
Transfers into	248,637 (b)	-	-	434 (b)	249,071
Transfer out of	-	-	-	-	-
Gains (losses):	-	-	-	-	-
Realized	-	-	-	-	-
Unrealized	(287,730)	842,764	561,758	(183)	1,116,609
Balance at December 31, 2010	$ 57,797	$ 2,324,901	$ 1,518,465	$ 251	$ 3,901,414
Change in unrealized gains (losses) relating to instruments still held at December 31, 2010	$ (287,730)	$ 868,761	$ 561,758	$ (183)	$ 1,142,606

(a) Includes purchases of securities and securities received for services

(b) Principally reflects transfers from Level 1, due to reduced trading activity, and therefore price transparency, on the underlying instruments.

Continued

4. Equipment and Fixtures

Equipment and fixtures consisted of the following at December 31, 2010:

Computer equipment	$ 553,526
Furniture and equipment	931,956
Software	191,744
Leasehold improvements	1,113,769
	2,790,995
Less accumulated depreciation	(2,654,289)
	$ 136,706

No equipment or fixtures were purchased through capital lease financing during 2010. See Note 11 for additional information on capital leases.

5. Employee Benefit Plans and Stock-Based Compensation

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none was made during 2010.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation expense as an additional contribution from the Parent. The Parent's stock based compensation expense was $1,636,000 for the year ended December 31, 2010, of which the Company's allocated cost was $1,366,000.

6. Related Party Transactions

Sale of Convertible Notes Receivable

On December 30, 2010, the Company sold its convertible note receivable from a corporate issuer with a face value of $50,000, including any accrued interest, to Peter Coleman, the Company's previous Chief Financial Officer and Ronald L. Chez, the co-chairman of the Parent's Board of Directors, for a total selling price of $50,000. The convertible note receivable accrued interest at an annual rate of 12%. As of December 31, 2010, the convertible note receivable is no longer included in the Company's statement of financial condition. In relation to the sale, the Company incurred a total loss of $4,000, which is included in other income, net in the Company's statement of operations.

Continued

6. Related Party Transactions, continued

Sale of Accounts Receivable

On November 17, 2010, the Company sold certain trade receivables amounting to $1,050,000 to its Parent for $950,000. Loss on the sale of the trade receivables of $100,000 were recorded for the year ended December 31, 2010 and is included in cost of underwriting capital in the Company's statement of operations.

Temporary Subordinated Borrowings

On September 28, 2010, the Company borrowed $4,000,000 from DGB Investment, Inc. (DGB). DGB is controlled by Douglas G. Bergeron, who was previously a member of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. Interest on the loan was $60,000 for each 10-day period. The loan and fees payable in relation to this loan have been repaid in full in October 2010. For the year ended December 31, 2010, the Company incurred a total of $60,000 in fees on the loan, which is included in cost of underwriting capital in the Company's statement of operations.

On April 23, 2010, the Company borrowed $1,000,000 from DGB and $6,000,000 from Ronald L. Chez. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The Company incurred a total of $230,000 in fees on the loans from DGB and Ronald L. Chez, and is included in cost of underwriting capital in the Company's statement of operations. The loan and fees payable in relation to this loan were repaid in full on May 7, 2010.

On January 20, 2010, the Company borrowed $11,000,000 from DGB and the Bergeron Family Trust, both controlled by Douglas G. Bergeron, previously a member of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The Company paid interest in the amount of $731,000 for this loan. The loan and fees payable in relation to this loan were repaid in full on February 5, 2010.

Long-Term Subordinated Borrowing

On September 29, 2010, the Company borrowed $1,000,000 from the Parent at an annual rate of 8% with a maturity date of September 29, 2013. As of December 31, 2010, this note remains outstanding and is included in subordinated borrowing from parent. For the year ended December 31, 2010, the Company incurred $20,000 in fees, of which $7,000 remains outstanding as of December 31, 2010 and is included in accrued expenses in the statement of financial position.

Other Related Party Transactions

From time to time, officers and employees of the Company may invest in private placements which the Company arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

Continued

7. Sale of a Component of an Entity

On January 16, 2009, the Company entered into an agreement to sell all of the assets of ICD, a division of the Company, for $2,000,000 to a group of investors who were also its employees. The assets sold included the Company's rights in trademark, copyright, and other intellectual property used in the business, customer lists, marketing materials, and books and records, which did not have any carrying values. In the second quarter of 2010, ICD, LLC, formed by the new group of investors, started supporting its operations fully and as such, did not require significant assistance from the Company. The Company terminated all employees supporting ICD business, and will not have significant involvement going forward. The Company determined that the criteria for discontinued operations under the guidance found in ASC 205 have been met as of June 30, 2010.

As of December 31, 2010, there were no assets or liabilities held for sale by the Company relating to ICD that were included in the Company's statement of financial condition.

8. Income Taxes

The Company is included in consolidated federal and state tax returns filed by the Parent and computes its income taxes on a separate return basis. In 2010, the Company is in a taxable loss position for both federal and state purposes. The Company recognized $5,000 of federal income tax benefits and none for state income taxes in 2010. The federal tax benefit is related to the true up of a federal tax refund recorded in 2009. The Company has a balance for income taxes receivable of $48,000 as of December 31, 2010, which is included in prepaid expenses and other assets in the statement of financial condition.

Historically and currently, the Company has recorded a valuation allowance on the deferred tax assets, a significant component of which relates to net operating loss carryforwards. Management continually evaluates whether its deferred tax asset benefits are realizable based on the evidence available. At this time, the Company continues to conclude that it is "more-likely-than-not" that it will not be able to realize the benefit of its deferred tax assets in the future.

No uncertain tax positions exist at December 31, 2010, and no liability for uncertain tax positions was recorded during the year ended December 31, 2010.

The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. Management does not believe it is reasonably possible that the Company's unrecognized tax benefits will significantly change within the next 12 months. There were no unrecognized tax benefits as of December 31, 2010. The Company is subject to taxation in the U.S. and various state jurisdictions.

The Parent's tax years 2001-2010 will remain open for three years for examination by the Internal Revenue Service from the date the federal corporation tax returns were filed. The Parent's tax years 2000-2010 will remain open for all tax years with loss carryovers for examination by state tax authorities. Net operating losses deducted are subject to review and adjustment for three to four years after the net operating losses are deducted on the U.S. and state returns filed.

Continued

9. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2010, the Company had regulatory net capital, as defined, of $3,141,000, which exceeded the amount required by $2,777,000. The Company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

The majority of the Company's bonuses are considered discretionary, and therefore, have been excluded for the purposes of calculating net capital. As of December 31, 2010, the discretionary bonus payable was $2,462,000.

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial Instruments

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2010, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Continued

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Credit Risk, continued

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2010. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

11. Commitments and Contingencies

The following is a table summarizing significant commitments as of December 31, 2010, consisting of future minimum lease payments under all non-cancelable capital and operating leases and contracts with initial or remaining terms in excess of one year.

	Notes Payable	Capital Leases	Operating Leases	Operating Commitments	Total
2011	$ 80,000	$ 122,205	$ 1,577,533	$ 1,279,931	$ 3,059,669
2012	80,000	-	1,077,438	166,966	1,324,404
2013	1,059,778	-	615,150	-	1,674,928
Total commitments	1,219,778	122,205	3,270,121	1,446,897	6,059,001
Interest	(219,778)	(1,753)	-	-	(221,531)
Net commitments	$ 1,000,000	$ 120,452	$ 3,270,121	$ 1,446,897	$ 5,837,470

Amortization of assets recorded under capital leases is recognized in depreciation expense. Costs and related accumulated depreciation of assets under capital leases were $1,121,000 and $1,078,000, respectively, at December 31, 2010.

The Company leases its San Francisco corporate office and its New York office under noncancelable operating leases that expire in December 2011 and August 2013, respectively. Future annual minimum lease payments related to its various operating leases are included in the table above. Rent expense was approximately $1,362,000 in 2010, net of $143,000 sublease rent earned.

Included in Operating Commitments in the table above includes non-cancelable contracts for operating services, such as Bloomberg terminals and consulting contracts with minimum terms.

Continued

12. Legal Proceedings

Del Biaggio/Cacchione Matters

A number of lawsuits have been filed against the Company and the Parent (collectively, "Merriman Group"), in connection with the actions of William Del Biaggio III (Del Biaggio), a former customer of the Company and David Scott Cacchione (Cacchione), a former retail broker of the Company. Del Biaggio and Cacchione plead guilty to securities fraud and were subsequently imprisoned.

Lawsuits against the Company in connection with Cacchione's activities are as follows:

Don Arata and Gary Thronhill, et al. v. Merriman Capital, Inc.

In July 2008, the Company and its Parent were served with complaints filed in the San Francisco County, California Superior Court by several plaintiffs who invested money with Del Biaggio and related entities. Plaintiffs allege, among other things, fraud based on Cacchione's alleged assistance to Del Biaggio in connection with the investments and the Company's failure to discover and stop the continuing fraud. Plaintiffs in this lawsuit seek damages of over $9 million. The Company and the Parent responded to the amended consolidated complaint in June 2009 denying all liability. Although we believe that we and the Parent have meritorious defenses and intend to contest these claims vigorously, the Company has accrued appropriately, as of December 31, 2010 for possible damages or settlement in this case. (The Davis, Cook, Bachelor, Hengehold and Thronhill cases, originally filed as separate claims, are now are part of the consolidated cases.)

Pacific Capital Bank v. Merriman Capital, Inc.

In October 2008, the Company was served with a complaint filed in the San Francisco County Superior Court by Pacific Capital Bank. Plaintiff alleges, among other things, fraud based on Cacchione having induced plaintiff into making loans to Del Biaggio. Plaintiff in this lawsuit alleges damages of $1.84 million. The Company settled all claims in this case on January 28, 2011. The Company has appropriately accrued the legal settlement claim for this matter as of December 31, 2010 (see Note 13 – Subsequent Events).

12. **Legal Proceedings**, continued

Other Litigation

Other legal cases not arising out of the Del Biaggio/Cacchione matters are as follows:

Spare Backup v. Merriman Capital, Inc.

In April 2008, the Company entered into an engagement to provide investment banking services to Spare Backup, Inc. The Company completed a bridge financing for Spare Backup, Inc. in the amount of $1,300,000 in June 2008. As a result of closing the financing transaction, the Company was entitled to reimbursement of its expenses, a convertible note with principal valued at $161,100 and 370,370 shares of Spare Backup, Inc.'s common stock. As of November 2008, these transaction fees had not been paid to the Company. We hired counsel to seek payment of the fees and to proceed to arbitration, as is specified in the engagement letter. In January 2009, the Company filed a petition to compel arbitration in the San Francisco County Superior Court. In response to the petition to compel arbitration, Spare Backup filed a complaint in the Riverside County Superior Court, Indio Branch, for fraud and declaratory relief alleging that the Company fraudulently induced it to execute the investment banking engagement letter. The petition for arbitration was granted and in May of 2009 and the Indio action was stayed for all purposes pending the outcome of arbitration. Mediation was unsuccessful in resolving the case and an arbitration date has been set for March, 2011.

The Company and Parent deny any liability to the claims previously mentioned and are vigorously contesting these lawsuits and arbitrations against the Company. At this point, the Company cannot estimate the amount of damages for any unfavorable outcomes if they are resolved unfavorably or does not believe that the cases will result in unfavorable outcomes and accordingly, management has not provided an accrual for these lawsuits and arbitrations.

Based on the facts presently known, the Company does not believe the outcome of pending proceedings will have a material adverse effect on its financial condition.

Additionally, from time to time, the Company is involved in ordinary routine litigation incidental to our business.

13. **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued. The Company determined the following to be material subsequent events that require disclosure.

Related Party Transactions

On January 31, 2011, the Company borrowed $2,800,000 from Ronald L. Chez, a member of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The Company compensated Mr. Chez $56,000 in fees for this loan. On February 7, 2011, the loan and fees were paid in full and no balance remains outstanding.

Continued

13. Subsequent Events, continued

Legal Proceedings

Pacific Capital Bank v. Merriman Capital, Inc.

In October 2008, the Company was served with a complaint filed in the San Francisco County Superior Court by Pacific Capital Bank. Plaintiff alleges, among other things, fraud based on Cacchione having induced plaintiff into making loans to Del Biaggio. Plaintiff in this lawsuit alleges damages of $1.84 million. On January 28, 2011, plaintiff and MCI settled all legal claims. The Company has appropriately accrued the legal settlement claim for this matter as of December 31, 2010.

SUPPLEMENTAL INFORMATION

BPM
BURR PILGER MAYER
Building your future

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

The Board of Directors
Merriman Capital, Inc.

In planning and performing our audit of the financial statements of Merriman Capital, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
March 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Merriman Holdings, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Merriman Capital, Inc. (the Company), the wholly owned subsidiary of Merriman Holdings, Inc. (the Parent) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2010. The amounts reported on Form SIPC-7 were derived from the amounts of "total revenue" and "other income" as reported on the statement of operations. Additionally, revenues from the discontinued operations of Institutional Cash Distributors, LLC of $9,167,983 have been included on the Form SIPC-7 for the year ended December 31, 2010. No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
March 14, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036420 FINRA DEC
MERRIMAN CAPITAL INC 11*11
ATTN: GENERAL COUNSEL
600 CALIFORNIA ST STE 900
SAN FRANCISCO CA 94108-2706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 95847
B.	Less payment made with SIPC-6 filed (exclude interest) 9/3/2010 Date Paid	(63181)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	32,666
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 32,666
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 32,666	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Merriman Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23rd day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 12, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 39,884,501

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 240,326

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 756,453

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 1,029,504

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,785,957

2d. SIPC Net Operating Revenues $ 38,338,870

2e. General Assessment @ .0025 $ 95,847.

(to page 1, line 2.A.)

BPM

BURR PILGER MAYER

Building your future

Merriman Capital, Inc.
(a wholly owned subsidiary of Merriman Holdings, Inc.)

Financial Statements and Supplemental Information
year ended December 31, 2010
Public Document

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document